Exhibit 99.2

Connect Holdings Limited
Clarendon House, 2 Church Street,
Hamilton HM11, Bermuda
+1 441 299 4943

FOR IMMEDIATE RELEASE
Contact Information:
Lorain Wong
Tel: +852 9500 2333
Email: lorain.wong@asianetcom.com

Connect Moves Forward With Voluntary Conditional Cash General Offer to
Acquire Nasdaq-listed Pacific Internet

Offer to Commence in 14 to 21 Days

SINGAPORE – 11 April 2007 – Having received the necessary approval from the Info-Communications Development Authority of Singapore (IDA), Connect Holdings Limited (Connect) today announced that it will go forward with its voluntary conditional cash general offer (the Offer) to acquire all the issued shares of Nasdaq-listed Pacific Internet Limited (Nasdaq NM: PCNTF) (PacNet). The Offer will, in accordance with the Singapore Code, commence 14 to 21 days from today.

Connect also announced today that it has appointed Lazard as financial adviser in respect of the Offer.

On 12 January 2007, Connect announced its intention, subject to the satisfaction of certain conditions, to make a voluntary conditional cash general offer. On 30 March 2007, Connect received approval from the IDA to make and implement the Offer.

Connect is owned by a global investor group which includes funds managed by Ashmore Investment Management Limited, Spinnaker Capital Limited and Clearwater Capital Partners. The company also owns 100% of Asia Netcom Corporation Limited and all its group entities. Through a separate investment vehicle the global investor group owns 100% of C2C Pte Ltd and all its group entities.

‘‘In accordance with the terms of the Offer, Connect will pay US$10.00 net in cash per share for all of the issued ordinary shares in the capital of PacNet, other than those shares already owned by Connect,’’ said Bill Barney, a director of Connect.

The Offer price represents a premium of approximately 9.8% over the closing price of PacNet shares on 11 January 2007, the last trading day on the Nasdaq Global Market before Connect made known its intention to make the Offer. The Offer price represents a premium of approximately 2.0% over the closing price of PacNet shares on 10 April 2007, the last day of trading before this release. Connect currently owns 4,121,287 shares, representing approximately 29.91% of the issued shares of PacNet.

Lazard, the financial adviser to Connect, confirms that sufficient financial resources are available to Connect to satisfy in full all tenders in respect to the Offer.

The Directors of Connect (including those who may have delegated detailed supervision of this release and the accompanying announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this release and the accompanying announcement are fair and accurate and that no material facts have been omitted from this release and the accompanying announcement. Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of Connect has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release and the accompanying announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of Connect has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release.

CAUTIONARY NOTE:

Connect has not yet commenced the Offer. The Offer will be made only pursuant to an offer to purchase and related materials that Connect presently intends to distribute to holders of PacNet shares. Holders of PacNet shares should read carefully the offer to purchase and related materials when they become available because they will contain important information. Holders of PacNet shares and investors may download a free copy of the Tender Offer Statement on Schedule TO, the offer to purchase and other documents that Connect intends to file with the U.S. Securities and Exchange Commission at the SEC’s website at www.sec.gov. when these have been filed. These materials will contain important information and holders of PacNet Shares are urged to read them carefully prior to making any decision with respect to their PacNet Shares or the Offer.

These materials are not an offer for sale of securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act 1933.